EXHIBIT (d)(30)

PACIFIC SELECT FUND
FEE SCHEDULE
LAZARD ASSET MANAGEMENT LLC
(Effective January 1, 2004)

Portfolio: Mid-Cap Value

     The Adviser will pay to the Portfolio Manager a monthly fee based on an annual percentage of the average daily net assets of the Mid-Cap Value Portfolio according to the following calculation:

(a)	0.35% of the first $1 billion of the Combined Assets as defined below, 0.30% on the next $1 billion of the Combined Assets, plus 0.25% on excess on Combined Assets above $2 billion; multiplied by

(b)	the ratio of each Portfolio’s average daily net assets over the Combined Assets.

For purposes of the above calculations, “Combined Assets” means the sum of the average daily net assets of the Mid-Cap Value Portfolio and International Value Portfolio of the Pacific Select Fund, and the average daily net assets of the PF Lazard International Value Fund of Pacific Funds.

All Portfolios: Fees for services shall be prorated for any portion of a year in which the Agreement is not effective.

IN WITNESS WHEREOF, the parties hereto have caused this Fee Schedule to be executed as of January 1, 2004.

PACIFIC LIFE INSURANCE COMPANY

Attest:	/s/ DIANE N. LEDGER	By:	/s/ THOMAS C. SUTTON

Name:	Diane N. Ledger	Name:	Thomas C. Sutton
Title:	Vice President	Title:	Chairman & Chief Executive Officer

Attest:	/s/ DIANE N. LEDGER	By:	/s/ AUDREY L. MILFS

Name:	Diane N. Ledger	Name:	Audrey L. Milfs
Title:	Vice President	Title:	Vice President and Secretary

LAZARD ASSET MANAGEMENT LLC

Attest:	/s/ BRIAN SIMON	By:	/s/ CHARLES M. BURGDORF

Name:	Brian Simon	Name:	Charles M. Burgdorf
Title:	Senior Vice President	Title:	Managing Director

PACIFIC SELECT FUND

Attest:	/s/ DIANE N. LEDGER	By:	/s/ THOMAS C. SUTTON

Name:	Diane N. Ledger	Name:	Thomas C. Sutton
Title:	Vice President	Title:	Chairman & Chief Executive Officer